Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: October 2004

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                         No   X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index



Three (3) German Press Releases regarding price increases issued July 26, 2004 and September 28, 2004, and the First Half financial results.

                                    EXHIBIT 1

Prepared in accordance with International Financial Reporting Standards, IFRSs (unaudited)

Report on the First Half of 2004

The report on the first half of 2004 was prepared in accordance with the International Financial Reporting Standards (IFRSs) (unaudited). The same accounting policies were used in this report as in the annual financial statements for 2003.

o        Strong development of core businesses CG and GS
o        Divestiture of Surface Protection envisaged
o        Profit from operations more than doubles over previous quarter
o        Net profit in second quarter

Sales for the first half of the year totaled EUR 505 million, 3% less than in the same period of the previous year. Adjusted for foreign currency changes, sales rose by 2%. Compared to the first quarter, second-quarter sales grew by 15% to EUR 270 million.

Profit from operations after restructuring expenses for the first half-year of EUR 25.4 million were up by 41% over the same period the previous year (first half-year 2003: EUR 18 million). Adjusted for non-recurring expenses totaling EUR 6.1 million and exceptional income of EUR 2.8 million generated from the sale of the electrical contacts business during the first quarter of 2003, the first half-year profit from operations was 107% over the same period of the previous year. In the second quarter, profit from operations of EUR 17.7 million after restructuring costs was as expected more than double (+130%) the previous quarter's figure of EUR 7.7 million and 37% above the same quarter of the preceding year.

This solid development was caused largely by higher graphite electrode prices and further cost reductions in all businesses. In the Graphite Specialties Business Unit, we are benefiting from rising demand for electronic applications, process improvements, new product innovations and higher prices. Our cost-cutting programs have already generated savings of EUR 15 million. We anticipate planned overall net savings - after deducting non-recurring expenditures of approximately EUR 10 million - of EUR 30 million in 2004. The operational cash flow of EUR 42 million for the first half of the year is significantly higher than the figure for the same period of the previous year (first half-year 2003: EUR 8 million).

The net financing costs amounted to EUR -29.9 million during the first half of the year, compared with EUR -26.2 million during the same period of 2003. The difference results largely from the corporate bond issued at the beginning of the year in conjunction with our refinancing, which carries an interest rate of 8.5%. Tax credit during the first half-year of EUR 1.7 million arose from the creation of deferred taxes on losses, especially by our German Group companies. As a result, net profit improved to EUR -2.8 million, compared with EUR -6.7 million for the same period of the previous year. The net profit for the second quarter was EUR 2.1 million.

As of June 30, 2004, compared with March 31, 2004, the buy-back in April of 62.6% of our convertible bond resulted in a corresponding reduction of the restricted cash for convertible bond as well as the financial liabilities, and thereby the balance sheet total. The buy-back of the remaining 37.4% of the convertible bond for which we have liquid funds available in a special escrow account, will occur at maturity in September 2005. The equity ratio improved over the first quarter to 26%. Net debt was reduced by EUR 9 million to EUR 356 million in the second quarter (Q1 2004: EUR 365 million).

In our first-quarter interim report, we have announced as part of a strategic review of the Corrosion Protection business (CP), the separation of CP into two units: Process Technology (PT) and Surface Protection (SP). We have now largely finished the strategic review of both units.

We have concluded that SP is likely to remain a local business, inconsistent with the Group's strategic objectives. We have therefore engaged an investment bank to examine various options for these activities including divestment. The SP segment has sales of approximately EUR 120 million per year.

Conversely, we will be retaining our PT operations which have developed into a global business with solid market and competitive positions as well as growth opportunities. PT has averaged a return on sales over the past eight to ten years of more than 10% per year.

Due to further progress in market developments and in our technological base, SGL Technologies is now beginning to yield opportunities for potential strategic partnerships in specific areas. Establishing the necessary preconditions for such strategic partnerships has always been a key element of our strategy to enhance further value creation.

For the third quarter, despite a seasonal weakening we anticipate continuing favorable developments in our core areas CG and GS as well as a marked improvement in the CP operations. Contributing to this development are the ongoing full capacity utilization and rising prices for graphite electrodes, growing sales in the other areas, and additional cost reductions. We intend to more than double the third quarter's profit from operations over the figure for the same quarter of the previous year (Q3 2003: EUR 6.7 million).

Financial Highlights (unaudited)
------------------------------------------------------------------------------
                                                 First Half        First Half
(EUR m)                                                2004              2003
------------------------------------------------------------------------------
Sales revenue                                         504.6             518.8
------------------------------------------------------------------------------
EBITDA before restructuring costs                      66.2              53.1
------------------------------------------------------------------------------
Profit from operations before
restructuring expenses                                 31.5              18.0
------------------------------------------------------------------------------
Profit from operations                                 25.4              18.0
------------------------------------------------------------------------------
Return on sales(1)                                      6.2 %             3.5 %
------------------------------------------------------------------------------
Net profit (loss) before minority interests          -  2.8            -  6.7
------------------------------------------------------------------------------
Earnings per share (in EUR )                         - 0.06            - 0.30
------------------------------------------------------------------------------
Operational cash flow(2)                               42.0               8.0
------------------------------------------------------------------------------


-------------------------------------------------------------------------------
(EUR m)                                       June 30,               Dec 31,
                                                 2004                  2003
-------------------------------------------------------------------------------
Total assets                                     1,457                 1,247
-------------------------------------------------------------------------------
Equity                                             371                   117
-------------------------------------------------------------------------------
Net debt(3)                                        356                   448
-------------------------------------------------------------------------------
Debt ratio (gearing)(4)                            1,0                   3,8
-------------------------------------------------------------------------------
Equity ratio(5)                                   25.5 %                 9.4 %
-------------------------------------------------------------------------------

(1) Ratio of profit from operations before restructuring expenses to sales revenue
(2)   Without currency exchange rate effects

(3) - Financial debt (incl. convertible bonds)                     454
    - Deduct: Restricted cash for convertible bonds               - 52
    - Unrestricted cash and cash equivalents                      - 46
    - Net debt excluding restricted cash for antitrust             356

(4)   Net debt divided by shareholders' equity.

(5)   Shareholders' equity divided by total assets

Segment reporting

Carbon and Graphite [CG]
-------------------------------------------------------------------------
(EUR m)                                  First Half           First Half
                                            2004                 2003
-------------------------------------------------------------------------
Sales revenue                              272.1                277.6
-------------------------------------------------------------------------
EBITDA(1)                                   62.2                 50.0
-------------------------------------------------------------------------
Profit from operations(1)                   46.7                 33.5
-------------------------------------------------------------------------
Return on sales(1)                          17.2 %               12.1%
-------------------------------------------------------------------------

(1)  Before costs relating to restructuring of EUR 3.0 million in H1/2004


o Sales of EUR 272 million were down by 2% - slightly below the figure for the same period of the previous year. Negative exchange rate effects could be partially compensated for by considerably higher prices. Adjusted for exchange rate changes, sales for the first half-year rose by 4%. Compared with the first quarter, second-quarter sales were up by 22% due to the considerably higher volumes.

o Sales volumes of graphite electrodes increased by 3% to 100,000 metric tons (first half-year 2003: 96,700 metric tons). The average price per ton for graphite electrodes for the first half of the year grew by approximately 16% in US dollars and by approximately 1% in EUR os over the same period of the previous year. Costs for raw materials and energy developed as expected and were within the framework of our budget.

o We were able to increase profit from operations over the same period of the previous year by 39% to EUR 46.7 million; this corresponds to a return on sales of 17.2%. Contributing to this development were higher prices, full capacity utilization at all plants, and cost reductions totaling EUR 9 million. Because of a further reduction by over 200 employees within the framework of our current plant optimization programs, we incurred one-time costs of EUR 3 million during the first half-year.

o Despite seasonally lower sales volumes in the third quarter, we anticipate profit from operations substantially above previous year's third quarter (Q3 2003: EUR 14.2 million).

Graphite Specialties [GS]
-------------------------------------------------------------------------------
(EUR m)                                      First Half           First Half
                                                2004                 2003
-------------------------------------------------------------------------------
Sales revenue                                   93.5                 89.0
-------------------------------------------------------------------------------
EBITDA(1)                                       16.0                 13.4
-------------------------------------------------------------------------------
Profit from operations(1)                        8.5                  7.1
-------------------------------------------------------------------------------
Return on sales(1)                               9.1 %                8.0 %
-------------------------------------------------------------------------------

(1) Including EUR 2.8 million income from divestment of EC business in H1/2003


o Especially due to the continuing positive demand for semiconductors and high-performance batteries as well as in the solar industry, sales increased by 5% to nearly EUR 94 million over the same period of the previous year. Negative foreign currency influences were more than offset by the increased volume as well as by market share gains and price increases in the US.

o Profit from operations for the first half-year totaling EUR 8.5 million was 20% higher than the figure of EUR 7.1 million in the first half of 2003. The return on sales consequently amounted to 9.1%. In addition to the higher sales volume, cost reductions also contributed to the higher profit from operations. Adjusted for extraordinary income of EUR 2.8 million attributable to the sale of the EC business during the first half of 2003, profit from operations doubled. Working capital in semi-finished products rose in preparation for higher sales during the second half of the year.

o We expect additional improvements in sales during the third quarter due to the ongoing favorable demand. Due to the planned reduction in working capital, profit from operations during the second half of the year will be slightly below the figure for the first half-year. However, this measure will contribute to an increase of our cash flow.

Corrosion Protection [CP]
--------------------------------------------------------------------------------
(EUR m)                                         First Half           First Half
                                                   2004                 2003
--------------------------------------------------------------------------------
Sales revenue                                     73.4                 83.8
-------------------------------------------------------------------------------
EBITDA(1)                                      -   4.2                - 2.2
-------------------------------------------------------------------------------
Profit from operations(1)                      -   8.1                - 6.4
-------------------------------------------------------------------------------
Return on sales(1)                             -  11.0 %              - 7.6 %
-------------------------------------------------------------------------------

(1)  Before costs relating to restructuring of EUR 3.1 million in H1/2004


o Sales decreased by 12% to EUR 73 million during the first half-year - the result not only of a sustained weakness of our customer industries in EUR ope, but of ongoing structural changes in the investment behavior of the chemical industry.

o Profit from operations of EUR -8.1 million, compared to EUR -6.4 million in the same period of the previous year, is the result in particular of a weakness in sales. The announced restructuring measures caused EUR 3.1 million in expenses during the first half of the year, including costs for the separation of the Surface Protection business, compensation payments to former management personnel, and expenses for the social plan. Overall, we anticipate one-time costs of approximately EUR 5 million in 2004, which will make possible sustained savings of at least the same amount already in the following year. These measures were also implemented in preparation for the potential divestiture of the Surface Protection business.

o During the second half of the year, we anticipate considerably higher sales, a close to a breakeven EBIT, and thus a considerable improvement over the first half-year.

SGL Technologies [T]
-------------------------------------------------------------------------------
(EUR m)                                   First Half           First Half
                                             2004                 2003
-------------------------------------------------------------------------------
Sales revenue                                64.5                 66.8
-------------------------------------------------------------------------------
EBITDA                                        2.5                  2.5
-------------------------------------------------------------------------------
Profit from operations                      - 5.2                - 5.4
-------------------------------------------------------------------------------
Return on sales                             - 8.1 %              - 8.1 %
-------------------------------------------------------------------------------


o Sales continued to improve during the first half to EUR 65 million, EUR 35 million of which were achieved in the second quarter. This was attributable to higher sales of fibers and stronger business with the aviation and aerospace indus-try. After currency adjustments, sales rose by 3% over the first half of 2003.

o Profit from operations of EUR -5.2 million developed as planned during the first half of the year. Overall, the first half-year was affected by preparatory work on new projects.

o We expect increasing sales due to higher deliveries of brake discs, fibers, and new projects during the second half of the year - for example, environmental protection components and particular new products in the automotive segment. Nevertheless, due to the terms of the delivery contracts, most of these sales increases will only be realized in the fourth quarter. We will reduce SGLT's working capital in order to increase the cash flow. This measure will encumber the result in the third quarter, which will approximate the figure for the second quarter. However, we anticipate a considerably improved result in the fourth quarter.



Corporate Costs
------------------------------------------------------------------------------
(EUR m)                                    First Half            First Half
                                              2004                  2003
------------------------------------------------------------------------------
Other revenue                                  1.1                   1.6
------------------------------------------------------------------------------
Corporate costs                             - 10.4                - 10.8
------------------------------------------------------------------------------




Employees

In the first half-year the number of employees in the Group fell by 345 to a total of 6,581 (December 31, 2003: 6,926). The restructuring measures in Poland and Italy were the greatest contributing factors to this staff reduction.

Consolidated Income Statement (unaudited)

------------------------------------------------------------------------------------------------------
(EUR m)                                                                      First Half    First Half
                                                                                2004          2003
------------------------------------------------------------------------------------------------------
Sales revenue                                                                  504.6         518.8
------------------------------------------------------------------------------------------------------
Gross profit                                                                   134.4         120.7
------------------------------------------------------------------------------------------------------
Selling, administrative, research and other costs                            - 102.9        -102.7
------------------------------------------------------------------------------------------------------
Profit from operations before antitrust charges and
restructuring expenses                                                          31.5          18.0
------------------------------------------------------------------------------------------------------
Antitrust charges                                                                  0             -
------------------------------------------------------------------------------------------------------
Restructuring expenses                                                       -   6.1             -
------------------------------------------------------------------------------------------------------
Profit from operations                                                          25.4          18.0
------------------------------------------------------------------------------------------------------
Net financing costs                                                          -  29.9        - 26.2
------------------------------------------------------------------------------------------------------
Profit (loss) before tax                                                     -   4.5        -  8.2
------------------------------------------------------------------------------------------------------
Income taxes                                                       (6)           1.7           1.5
------------------------------------------------------------------------------------------------------
Net profit (loss) before minority interests                                  -   2.8        -  6.7
------------------------------------------------------------------------------------------------------
Earnings per share (in EUR ; basic = diluted)                      (7)       -  0.06        - 0.30
------------------------------------------------------------------------------------------------------


Details of financing costs
------------------------------------------------------------------------------------------------------
(EUR m)                                                                      First Half    First Half
                                                                                2004          2003
------------------------------------------------------------------------------------------------------
Net interest expense on loans                                      (1)        - 15.4        - 12.0
------------------------------------------------------------------------------------------------------
Interest expense on pensions                                       (2)        -  5.0        -  5.2
------------------------------------------------------------------------------------------------------
Interest expense on antitrust (non-cash)                           (3)        -  3.4        -  3.4
------------------------------------------------------------------------------------------------------
Total interest expense, net                                                   - 23.8        - 20.6
------------------------------------------------------------------------------------------------------
Currency and hedging valuation adjustments of antitrust
liabilities (non-cash)                                             (4)        -  1.8        -
------------------------------------------------------------------------------------------------------
Amortization of refinancing costs (non-cash)                       (5)        -  1.7        -  2.8
------------------------------------------------------------------------------------------------------
Other                                                                         -  2.6        - 2.8
------------------------------------------------------------------------------------------------------
Total other financing expenses                                                -  6.1        -  5.6
------------------------------------------------------------------------------------------------------
Net financing costs                                                           - 29.9        - 26.2
------------------------------------------------------------------------------------------------------


Notes to the Consolidated Income Statement

Net Financing Costs

(3) Net interest expense on loans totaling EUR 15.4 million during the first six months of the financial year was higher than during the same period the previous year (first half-year 2003: EUR 12 million). The average interest rate during this period was 5.9% (first half-year 2003: 4.8%). The higher interest rate and interest expense largely resulted from the corporate bond issued in connection with the refinancing, which carries an interest rate of 8.5% per year. Net interest expense also includes costs of approximately EUR 0.4 million for the partial buy-back of our convertible bond.

(2) The interest expense for pensions totaling EUR -5.0 million was slightly below previous year's level.

(3) The non-cash expenses of EUR 3.4 million in connection with antitrust proceedings represent the imputed interest on our North American antitrust obligations as well as interest expenses in connection with the EUR opean antitrust proceedings.

(4) The exchange rate effects of the translation of the US anti-trust liability and the related foreign currency hedging, which are both non-cash items, totaled EUR -1.8 million during the first half of 2004. In accordance with the IFRSs (International Financial Reporting Standards), foreign currency hedging transactions are carried at their market value at balance sheet date (mark-to-market). Changes of these market values must be included in net financing costs. The negative influence in the first half-year resulted primarily from the changed market expectations for interest rate developments in the dollar and EUR o zones, which is one factor influencing the market evaluation of hedging transactions. During the same period the previous year, expenses and income had offset each other.

(5) According to the IFRSs, the costs of our corporate bond issue and of the new syndicated credit and guarantee lines must be recognized and expensed in accordance with the individual maturity terms of the instruments. A total of EUR -1.7 million was shown in the first half of financial year 2004 (first half of financial year 2003: EUR -2.8 million).

Income taxes

(6) The tax credit in the first half of the year resulted largely from the recognition of deferred taxes on current losses mainly of our German Group companies. Despite further improvement in the results of our US subsidiaries, we have not yet recognized any additional deferred taxes on loss carry-forwards in the US. This will be considered in the second half of the year.

Earnings per share

(7) Earnings per share are recorded on the basis of an average of 48.4 million shares outstanding (first half-year 2003: 22.1 million). This average is based on the increase by 22.2 million to 55.5 million shares on February 9, 2004.

Consolidated Balance Sheet (unaudited)

-----------------------------------------------------------------------------------------
(EUR m)                                                    June 30,              Dec 31,
                                                             2004                 2003
-----------------------------------------------------------------------------------------
Assets
-----------------------------------------------------------------------------------------
Intangible assets                                                99                   99
-----------------------------------------------------------------------------------------
Property, plant and equipment                                   398                  408
-----------------------------------------------------------------------------------------
Long-term investments                                            33                   29
-----------------------------------------------------------------------------------------
Noncurrent assets                                   (2)         530                  536
-----------------------------------------------------------------------------------------
Inventories                                                     281                  258
-----------------------------------------------------------------------------------------
Trade receivables                                               225                  221
-----------------------------------------------------------------------------------------
Other current assets                                (3)          86                   59
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                        46                   46
-----------------------------------------------------------------------------------------
Restricted cash for repayment of convertible bond   (4)          52                   -
-----------------------------------------------------------------------------------------
Restricted cash for antitrust                       (4)          95                   -
-----------------------------------------------------------------------------------------
Current assets                                                  785                  584
-----------------------------------------------------------------------------------------
Deferred taxes                                                  142                  127
-----------------------------------------------------------------------------------------
Total assets                                        (1)       1,457                1,247
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
(EUR m)                                                       June 30,           Dec 31,
                                                               2004                2003
-----------------------------------------------------------------------------------------
Equity and liabilities
-----------------------------------------------------------------------------------------
Equity                                                          371                  117
-----------------------------------------------------------------------------------------
Minority interests                                                0                    0
-----------------------------------------------------------------------------------------
Provisions for pensions and other employee benefits             187                  188
-----------------------------------------------------------------------------------------
Other provisions                                                163                  167
-----------------------------------------------------------------------------------------
Provisions                                                      350                  355
-----------------------------------------------------------------------------------------
Financial liabilities1                                          454                  494
-----------------------------------------------------------------------------------------
Trade payables                                                   97                   99
-----------------------------------------------------------------------------------------
Other liabilities                                               147                  139
-----------------------------------------------------------------------------------------
Liabilities                                                     698                  732
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                         38                   43
-----------------------------------------------------------------------------------------
Total equity and liabilities                        (5)       1,457                1,247
-----------------------------------------------------------------------------------------

(1) Including convertible bonds of EUR 50 million as of June 30, 2004

Notes to the Consolidated Balance Sheet

(3) The balance sheet total went up by EUR 210 million from December 31, 2003. Among assets, the increase resulted largely from the EUR 147 million growth in liquid funds to EUR 193 million. This figure includes a total of EUR 147 million (end of first quarter: EUR 268 million), which is reserved for the buy-back of the convertible bond as well as for the payment of antitrust liabilities. The balance sheet total further increased by EUR 19 million (adjusted for foreign currencies) due to higher inventories and by EUR 22 million as a result of capitalized refinancing costs. Furthermore, effects from on the translation of foreign currency items into EUR os with respect to December 31, 2003 resulted in an additional EUR 17 million increase in the balance sheet total.

(3) Noncurrent assets declined by EUR 6 million. Depreciation that exceeded capital expenditures reduced noncurrent assets by EUR 14 million. On the contrary, favorable exchange rate effects resulted in an increase of EUR 9 million.

(3) Other assets grew by a total of EUR 27 million largely in connection with the capitalization of refinancing costs.

(4) During the second quarter, we withdrew EUR 91 million from the cash escrow account to buy back the convertible bond including accrued interest. This figure included EUR 85.4 million for the buy-back of 62.6% of our convertible bond including interest. Additional EUR 5.6 million could be withdrawn to be used for an early loan repayment. The remaining EUR 52 million is sufficient to redeem the outstanding 37.4% of the convertible bond including accrued interest at maturity in September 2005. Also during the second quarter, we made a guarantee deposit of EUR 23.9 million to the EU Commission, which was withdrawn from our restricted cash for antitrust payments, to cover the recently levied fine of the EUR opean Commission. Similarly, an installment of EUR 7.2 million was paid according to plan to the North American government antitrust authorities.

(5) The capital increase concluded in February resulted in a rise in the balance sheet total. Following the buy-back of the convertible bond totaling EUR 84 million, a residual amount of EUR 50 million is still being carried under financial obligations. After deducting available funds as well as liquid funds totaling EUR 52 million provided for the buy-back of the convertible bond (including interest), the net financial liabilities amount to EUR 356 million (March 31 2004: EUR 365 million). The liquid funds provided for the antitrust payments may not be offset against the gross debt since this item does not include the corresponding liabilities.

Key Balance Sheet Data

o Despite the higher balance sheet total, the equity ratio increased to 26% (December 31, 2003: 9%) due to the capital increase.

o Gearing improved from 3.8 at 2003 year-end to 1.0 at the end of Q2 2004 due to the capital increase implemented during the first quarter.

Statement of Changes in Consolidated Equity (unaudited)

--------------------------------------------------------------------------------
(EUR m)                                 First Half           First Half
                                           2004                 2003
--------------------------------------------------------------------------------
Balance at January 1                        117                  196
--------------------------------------------------------------------------------
Capital increase                            254                    1
--------------------------------------------------------------------------------
Net result, net of minority interest        - 3                 -  7
--------------------------------------------------------------------------------
Currency exchange differences and other       3                 - 19
--------------------------------------------------------------------------------
Balance at June 30                          371                  171
--------------------------------------------------------------------------------




Consolidated Cash Flow Statement1 (unaudited)

-------------------------------------------------------------------------------------
(EUR m)                                                       First Half   First Half
                                                                 2004         2003
-------------------------------------------------------------------------------------
Profit from operations(2)                                        31.5         18.0
-------------------------------------------------------------------------------------
Depreciation and amortization                                    34.7         35.1
-------------------------------------------------------------------------------------
EBITDA(2)                                                        66.2         53.1
-------------------------------------------------------------------------------------
Decrease (increase) in working capital                   (1)   - 24.2       - 45.1
-------------------------------------------------------------------------------------
Operational cash flow                                            42.0          8.0
-------------------------------------------------------------------------------------
Other operating cash sources (uses)                      (2)   - 19.5       -  7.9
-------------------------------------------------------------------------------------
Cash provided (used) before antitrust and refinancing    (3)     22.5          0.1
-------------------------------------------------------------------------------------
Payments relating to antitrust proceedings               (4)   - 31.7       -  6.2
-------------------------------------------------------------------------------------
Payments relating to refinancing                         (5)   - 23.5       - 12.2
-------------------------------------------------------------------------------------
Cash provided (used) by operating activities                   - 32.7       - 18.3
-------------------------------------------------------------------------------------
Capital expenditures                                           - 15.9       - 19.5
-----------------------------------------------------------------------------------
Other investing activities                                     - 3.7           9.8
-----------------------------------------------------------------------------------
Cash used in investing activities                        (6)   - 19.6       -  9.7
-----------------------------------------------------------------------------------
Cash provided/used in financing activities                      198.7         70.2
-----------------------------------------------------------------------------------
Effect of foreign exchange rate changes                           0.5       -  0.7
-----------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            146.9         41.5
-----------------------------------------------------------------------------------
Cash and cash equivalents at beginning of the year               46.1         21.5
-----------------------------------------------------------------------------------
Cash and cash equivalents at end of the quarter          (7)    193.0         63.0
-----------------------------------------------------------------------------------

(1)  Without currency exchange rate effects
(2)  Before restructuring expenses


Notes to the Consolidated Cash Flow Statement

(3) Net working capital (inventories plus trade receivables less trade payables) increased during the reporting period, adjusted for foreign currency changes, by EUR 24.2 million. This resulted from the higher inventory level in all business areas. The planned inventory increase will ensure the timely delivery of customer orders during the second half of the year.

(3) Other cash outflows from operational activity comprise largely from interest and tax payments in the first half-year as well as cash expenses for restructuring.

(3) The cash flow from operating activities before antitrust and refinancing payments increased over the previous year to EUR 22.5 million.

(4) During the second quarter, we made a deposit payment of EUR 23.9 million for the recent antitrust fine imposed by the EU Commission. This payment as well as the scheduled payment to the US antitrust authorities had already been planned within the framework of the refinancing and were made out of the cash escrow account.

(5) Refinancing costs paid in the first half-year amounted to EUR 23.5 million (previous year: EUR 12.2 million).

(6) Cash used in investing activities of EUR 19.6 million was EUR 15.1 million less than depreciation. Beside capital expenditures in property, plant and equipment of EUR 12.1 million, we also invested EUR 3.5 million in our global SAP systems platform "SGL ONE" during the first half-year.

(7) As of the end of June, cash and cash equivalents declined from the end of March by EUR 119 million to EUR 193 million. Of the changes, EUR 91 million was attributable to the utilization of the restricted cash to buy back the convertible bond, EUR 31 million to disbursements from the restricted cash for anti-trust payments, and EUR 2 million to the increase in our cash and cash equivalents.

Sales Revenue & Profit from Operations by Quarter (unaudited)

------------------------------------------------------------------------------------------------------------------
                                                                                 2003                        2004
------------------------------------------------------------------------------------------------------------------
(EUR m)                                  Q1       Q2        Q3       Q4     Full Year       Q1       Q2      First
                                                                                                             Half
------------------------------------------------------------------------------------------------------------------
Sales Revenue
------------------------------------------------------------------------------------------------------------------
Carbon and Graphite                      134.5    143.1     136.4    144.0      558.0    122.6    149.5     272.1
------------------------------------------------------------------------------------------------------------------
Graphite Specialties                      44.9     44.1      42.2     43.1      174.3     46.3     47.2      93.5
------------------------------------------------------------------------------------------------------------------
Corrosion Protection                      35.6     48.2      47.0     55.4      186.2     35.2     38.2      73.4
------------------------------------------------------------------------------------------------------------------
SGL Technologies                          34.9     31.9      28.3     29.8      124.9     29.8     34.7      64.5
------------------------------------------------------------------------------------------------------------------
Other                                      0.8      0.8       0.7      0.5        2.8      0.5      0.6       1.1
------------------------------------------------------------------------------------------------------------------
                                         250.7    268.1     254.6    272.8    1,046.2    234.4    270.2     504.6
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
                                                                                  2003                       2004
------------------------------------------------------------------------------------------------------------------
(EUR m)                                         Q1       Q2       Q3       Q4     Full        Q1      Q2    First
                                                                                  Year                       Half
------------------------------------------------------------------------------------------------------------------
Profit (loss) from Operations1
------------------------------------------------------------------------------------------------------------------
Carbon and Graphite                            12.2     21.3     14.2     18.7    66.4     19.2     27.5     46.7
------------------------------------------------------------------------------------------------------------------
Graphite Specialties                            4.5      2.6      1.4    - 1.8     6.7      4.2      4.3      8.5
------------------------------------------------------------------------------------------------------------------
Corrosion Protection                          - 5.0    - 1.4      1.1      1.0   - 4.3    - 4.7    - 3.4    - 8.1
------------------------------------------------------------------------------------------------------------------
SGL Technologies                              - 1.9    - 3.5    - 5.0    - 1.6  - 12.0    - 2.4    - 2.8    - 5.2
------------------------------------------------------------------------------------------------------------------
Corporate Costs                               - 4.7    - 6.1    - 5.0    - 2.1  - 17.9    - 4.9    - 5.5   - 10.4
------------------------------------------------------------------------------------------------------------------
                                                5.1     12.9      6.7     14.2    38.9     11.4     20.1     31.5
------------------------------------------------------------------------------------------------------------------


(1)  Excluding antitrust charge as well as restructuring charge


Consolidated Income Statement by Quarter (unaudited)

------------------------------------------------------------------------------------------------------------------
                                                                               2003                          2004
------------------------------------------------------------------------------------------------------------------
(EUR m)                               Q1        Q2        Q3        Q4     Full Year     Q1        Q2        First
                                                                                                             Half
------------------------------------------------------------------------------------------------------------------
Sales revenue                         250.7     268.1     254.6     272.8   1,046.2     234.4     270.2     504.6
------------------------------------------------------------------------------------------------------------------
Cost of sales                       - 193.7   - 204.4   - 195.0   - 205.7   - 798.8   - 172.3   - 197.9   - 370.2
------------------------------------------------------------------------------------------------------------------
Gross profit                           57.0      63.7      59.6      67.1     247.4      62.1      72.3     134.4
------------------------------------------------------------------------------------------------------------------
Selling/administrative/             -  51.9   -  50.8   -  52.9    - 52.9   - 208.5    - 50.7    - 52.2   - 102.9
R&D/other
------------------------------------------------------------------------------------------------------------------
Profit from operations before           5.1      12.9       6.7      14.2      38.9      11.4      20.1      31.5
antitrust and restructuring
expenses
------------------------------------------------------------------------------------------------------------------
Antitrust charge                         -        -     -   5.0    - 14.5    - 19.5       -         -         -
------------------------------------------------------------------------------------------------------------------
Restructuring charge                     -        -     -   3.0    -  7.4    - 10.4    -  3.7    -  2.4   -   6.1
------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations           5.1      12.9   -   1.3    -  7.7       9.0       7.7      17.7      25.4
------------------------------------------------------------------------------------------------------------------
Net financing costs                 -  13.6    - 12.6   -  13.6    - 33.5    - 73.3    - 14.3    - 15.6   -  29.9
------------------------------------------------------------------------------------------------------------------
Profit (loss) before taxes          -   8.5       0.3   -  14.9    - 41.2    - 64.3     - 6.6       2.1   -   4.5
------------------------------------------------------------------------------------------------------------------
Income taxes                            0.9       0.6   -   2.1      14.7      14.1       1.7       0.0       1.7
------------------------------------------------------------------------------------------------------------------
Net profit (loss) before            -   7.6       0.9   -  17.0    - 26.5    - 50.2     - 4.9       2.1   -   2.8
minority interests
------------------------------------------------------------------------------------------------------------------


Important note:

This document contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.

                        PRESS RELEASE o SGL CARBON GROUP


SGL Carbon increases Graphite Electrode prices


WIESBADEN, July 26, 2004. SGL CARBON announces new prices for its Graphite Electrodes with immediate effect for all new businesses in:

Americas, Asia (excl. China), Near Middle East, Africa:

For regular-sized Graphite Electrodes:      US$ 1,35/lb (US$ 2975/mt)
For extra-sized Graphite Electrodes:        US$ 1,46/lb (US$ 3215/mt)

EUR ope:

A price increase of 150 EUR  per ton applies.

These prices will be honored for all orders received before October 1, 2004 and whose Graphite Electrode shipments will be effected prior to December 31, 2005. SGL Carbon is running near capacity at all sites to meet the 2004 demand of its customers. The order book for 2005 is already above the previous year level. This price increase is triggered by continuous and significant cost escalations for energy, raw materials and logistics.


Important Notice:

This document contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Actual future results and trends could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in economic, political, technical, business and competitive conditions; unforeseeable alterations in electric steel production; changes of interest and exchange rates; price developments; unanticipated developments relating to recently acquired businesses and Group companies; potential liability in connection with existing or future regulations; unforeseen difficulties relating to the investigations by the EUR opean antitrust authorities and to the completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related thereto; and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.




For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Mobile: +49 170  540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                        PRESS RELEASE o SGL CARBON GROUP


SGL Carbon increases Graphite Specialities prices


Wiesbaden, September 28, 2004. SGL Carbon announces to increase graphite specialties prices globally, effective October 01, 2004, as follows: A 5% increase for extruded graphite and a 7.5% for isostatic graphite. The price increases are a result from increased demand as well as tightening supplies and significantly higher costs on raw material and energy.

The increase in demand materialize mainly in the semiconductor industries in USA and Asia. Due to the weak demand and results of the industries in previous years, the graphite industry reduced capacities and has consolidated sites across the world. Inventories have been reduced, so that higher demand cannot be served at short notice.

Caused by existing orders and contracts, the announced price increases will have their effects only well into the year 2005.


Forward-looking statements:

This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.





For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Mobile: +49 170  540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                        PRESS RELEASE o SGL CARBON GROUP



SGL Carbon increases Graphite Electrode prices


Wiesbaden, September 28, 2004. SGL Carbon has announced new prices for its Graphite Electrodes with effect as of October 01, 2004 for all new businesses in

Americas, Asia (excl. China*), Near Middle East and Africa:
o         For regular-sized Graphite Electrodes:     1,43 US$/lb (3150 US$/mt)
o         For extra-sized Graphite Electrodes:       1,54 US$/lb (3400 US$/mt)

EUR ope:
A price increase of 105 EUR /mt applies.

These prices will be honored for all orders received before January 14, 2005 and whose shipments will be effected prior to December 31, 2005.

This price increase is triggered by the high global demand for Graphite Electrodes. Our facilities around the world and also the production of the main raw material suppliers for the Graphite Industry continue to operate at capacity and will do so for the immediate future as global demand for steel is projected to remain at very high levels. These high operating conditions have and will continue to stress our total cost situation.

*Pricing in China is the sole responsibility of our JV company STS.

Forward-looking statements:

This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.


For further information, please contact:

Corporate Communications / Media Relations / Stefan Wortmann
Tel.-: +49 611 60 29 105 / Fax-: +49 6 11 60 29 101 / Mobil-: +49 170  540 2667
e-mail-: stefan.wortmann@sglcarbon.de / Internet-: www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SGL CARBON Aktiengesellschaft



Date: October 1, 2004       By:   /s/    Robert J. Kohler
                                --------------------------------------------
                                Name:    Robert J. Koehler
                                Title:   Chairman of the Board of Management


                            By:  /s/     Dr. Bruno Toniolo
                                ----------------------------------------
                                Name:    Dr. Bruno Toniolo
                                Title:   Member of the Board of Management